

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Deborah Fortescue-Merrin, Chairman and Director
Creator Capital Limited
73 Front Street, Floor Two
Hamilton HM 12
Bermuda

>   **Re: Creator Capital Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Form 6-K filed July 16, 2010**
>   **File No. 001-14611**

Dear Ms. Fortescue-Merrin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Cover Page

1.   Please ensure that the cover page of your annual report references the appropriate fiscal year.

Item 16. Audit Committee, Code of Ethics, Accountant Fees, page 24

2.   Tell us what consideration you gave to providing the disclosures related to your change in certifying accountant during 2009 pursuant to Item 16F of Form 20-F.

Item 17. Financial Statements. page 25

3.   Revise to include audit reports for the financial statements for the years ended December 31, 2008 and 2007. Refer to Instruction 2 to Item 8.A.2 of Form 20-F.

Form 6-K filed July 16, 2010

Interim Financial Statements for the Six Months Ended June 30, 2010

4.   You indicate in the Notice to Reader that the unaudited consolidated financial statements for the second fiscal quarters ending June 30, 2010 and June 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles, consistent with previous quarters and years. Accordingly, please ensure that preferred stock dividends are properly classified within net loss in the consolidated statements of operations and statements of changes in financial position. In addition, explain the classification of preferred stock dividends as a financing cash outflow.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant